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                                                                     Exhibit  19
Butler
Manufacturing
Company
FIRST QUARTER REPORT 2000
Three Months Ended March 31, 2000
BMA TOWER PENN VALLEY PARK KANSAS CITY, MO 64108

To Our Shareholders:

Butler's first quarter sales were $219 million, an increase of 8% compared with a year ago. All segments reported higher sales except our Real Estate business. Net earnings were $2.2 million, or $.33 per share, compared with $.3 million, or $.04 per share, reported last year. The 1999 first quarter net earnings included a $1 million currency translation loss, or $.13 per share, resulting in comparable 1999 first-quarter earnings of $1.2 million, or $.17 per share.

Sales in the U. S. metal buildings business were up 19%, no doubt facilitated by the unusually mild first quarter weather. We continue to make headway serving the strong warehouse building market but the important manufacturing building market remains weak. The strong rebound in operating earnings was due to the increased sales volume and continuing solid management of expenses in this business. Order backlog is good but below the record first quarter backlog a year ago. Sales in our Lester wood frame building business were up 21% compared with last year and the operating loss was reduced by 37%. We have made progress in our Lester business and expect a return to profitable operations as the year progresses.

Comparable sales in the international metal buildings business were approximately 17% below last year. This decline was due to lower opportunity in the Americas region and weather related shipment delays in China. Sales in Europe were about equal to last year. The business recorded a modest operating loss in the quarter compared with positive earnings last year, due primarily to slower starts in the Americas and China regions. The outlook for China looks solid while prospects in the Americas region look weak through the second quarter.


Sales in the Vistawall group were up 12% compared with last year, continuing the strong positive growth trend in this business. Operating earnings, while very good, decreased about 7% as a result of a substantial run-up in aluminum costs and increased buy-out of product due to our current capacity constraints. We increased prices in response to higher aluminum costs and are investing in additional capacity. The increased capacity will not begin to provide a benefit until early next year, so we will continue to buy-out product to support the growth of this business in the interim.

Butler Construction had a solid first quarter with sales up 41% and operating earnings about triple the level of a year ago. The expertise this business has developed in providing complex, large distribution facilities for many major retailers offers an exciting opportunity for Butler Construction and our worldwide Butler Builder network to meet the emerging building needs of e-commerce firms. Butler Real Estate closed no projects in the first quarter and sales were down $9 million as a result, compared with the positive sales and operating earnings contribution last year. Developments in progress are up by $10 million and we expect solid contribution from our real estate business during the balance of the year.

The first quarter was an excellent start continuing the positive earnings momentum from 1999. Total backlog was $318 million, up 1% from a year ago. Our higher margin product backlog was up about 5% and construction backlog was 12% lower. Although the markets remain very competitive and interest rates are trending higher, we expect to deliver significant improvement in operating income in 2000.

Cordially yours,

/s/John Holland

John Holland
President and Chief Executive Officer

April 17, 2000
Butler Manufacturing Company